Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA  19103-2921
Tel.  215.963.5000
Fax: 215.963.5001

www.morganlewis.com

Joanne R. Soslow

Partner

215.963.5262

jsoslow@morganlewis.com

December 3, 2010

VIA EDGAR AND FACSIMILE (703) 813-6981

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3628

Attention:             Patrick Gilmore

Accounting Branch Chief

Re:	Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
Form 8-K filed November 12, 2010
File No. 001-32600

Dear Mr. Gilmore:

On behalf of Tucows Inc. (“Tucows” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 18, 2010, to Mr. Michael Cooperman, Principal Financial and Accounting Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) and the Company’s Form 8-K filed November 12, 2010 (the “Form 8-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.  Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

United States Securities and

Exchange Commission

December 3, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.               According to our records, the correct file number for your Exchange Act filings, including your Form 10-K. is 001-32600 rather than 000-28284. You appear to be using the correct file number in your Forms 10-Q but the incorrect number in your Forms 10-K and 8-K. Please confirm that you will use the correct file number in your future Exchange Act filings.

Response:

The Company acknowledges the Staff’s comment and will include the correct file number in its future Forms 10-K, Forms 8-K and other future Exchange Act filings filed with the Commission, as applicable.

Item 1. Business

OpenSRS Reseller Services, page 3

2.               We note that you have filed agreements with ICANN and VeriSign as exhibits. Please tell us what consideration you have given to providing a brief description of the material terms of these agreements in your Form 10-K, such as the term of each agreement and the fee structures. Also, we note that Section 1.4 of your Registrar Accreditation Agreement with ICANN indicates that the agreement expired on June 24, 2010. Please tell us the current status of your contractual arrangements with ICANN.

Response:

The agreement with ICANN outlines the Company’s status as an accredited registrar and the agreement with VeriSign is the Company’s largest agreement with supported registries. These agreements are standard and are required to operate as a registrar in the domain name industry. The Company believes that neither agreement contains any unusual terms or fee structures that materially vary from ICANN and VeriSign’s standard form agreements.  Nonetheless, as a large portion of the Company’s revenue is derived from ICANN-supported registries and, in particular, from VeriSign, who supply the .com and .net gTDL’s, the Company felt it appropriate to include these contracts as exhibits.

In response to the Staff’s comment, the Company will include a summary of all material terms of each agreement in the description of its business in its future filings

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Exchange Commission

December 3, 2010

with the Commission, as applicable.  However, the Company advises the Staff that it believes that certain material terms of these agreements are disclosed in the Form 10-K, and refers the Staff to the risk factor on page 10 of the Form 10-K that discusses fees under the VeriSign agreement, and the discussion of its OpenSRS revenue on page 33 that outlines the Company’s status as an accredited registrar.

On June 22, 2009, the ICANN agreement was amended to, among other things, extend the term of the agreement through June 30, 2014. The terms of the ICANN agreement summarized in the Form 10-K are representative of the provisions of the agreement as amended on June 22, 2009.  The Company intends to file the amended ICANN agreement as an exhibit to the Annual Report on Form 10-K for the year ending December 31, 2010 (the “Form 10-K for fiscal year 2010”).

YummyNames Domain Portfolio, page 4

3.               We note references in your earnings conference call for the fourth quarter ended December 31, 2009 (“the Q4 2009 earnings call”) to distribution agreements with Name Media and Sedo, as well as a relationship with Oversee, a leading auction house that you indicate should help grow sales of your Gems domain names. In your response letter, please provide a brief description of your relationships with these companies and tell us what consideration you have given to discussing these relationships in your Form 10-K.  Also, please provide us with your analysis as to whether you are substantially dependent upon your agreements with these companies. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

Name Media, Sedo and Oversee are companies that have specialized in one or more aspects of generating additional revenue by providing secondary market services for the domain name industry.  Tucows has entered into arrangements with each of these companies as they have existing infrastructures that enable it to take advantage of rapidly evolving secondary market opportunities for domain names most cost effectively.

The Company advises the Staff that it referenced its arrangements with Name Media, Sedo and Oversee in the Q4 2009 earnings call to provide additional context to the YummyNames revenue stream discussion.  These arrangements generate revenue solely for the Company’s domain portfolio service group, YummyNames, which generated less than 6% of the Company’s revenue for the nine month period ended September 30, 2010.

YummyNames derives its revenue from the Company’s portfolio of domain names by displaying advertising on these domain names and by reselling or leasing the domain

United States Securities and

Exchange Commission

December 3, 2010

names in the secondary market.  In providing these services, the Company has found that partnering with companies that have specialized in one or more of the aspects of providing secondary market sales, such as Name Media, Sedo and Oversee, improves the predictability in its YummyNames revenue streams and is cost effective as such companies already have the required infrastructure in place.  The Company believes these arrangements are entered into in the ordinary course of business and are not material in amount or significance nor is the Company substantially dependent on any of its arrangements with these companies.

To the extent that the Company’s arrangements with any of these providers become material in amount or significance and the Company becomes substantially dependent on these arrangements, the Company will reassess whether they should be discussed in its future filings with the Commission, as applicable, and filed as exhibits to the Company’s future filings with the Commission, as applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

4.               We note discussion in the Q4 2009 earnings call of a traffic metric used to evaluate the performance of butterscotch.com. However, in your Management’s Discussion, you do not appear to provide a discussion of this or other key metrics that your management uses in assessing your performance and that would be material to investors. Please tell us what consideration you have given to expanding the executive overview section of your Management’s Discussion to include a discussion of key metrics that give investors a better view of how your business is performing. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

Response:

The Company advises the Staff that it referenced this traffic metric in the Q4 2009 earnings call to provide context on the success the Company has been experiencing in growing its user base for Butterscotch.com and not because the Company deems this traffic metric to be material to the Company.

However, material to the Company and already included in the Management’s Discussion and Analysis (the “MD&A”) section of the Form 10-K is a discussion of the provisioning of domain names. The Company believes this is a key metric for disclosure as the Company derives approximately 75% of its revenue from the provisioning of domain names.  The Company has disclosed in the MD&A the number of domain transactions from all sources registered during the current reporting period and the prior

United States Securities and

Exchange Commission

December 3, 2010

year, and when appropriate, has also disclosed the year-to-date transaction statistics. In addition, the Company has also disclosed the number of domain names under its management as of the end of the current reporting period as compared to the prior year.

However, in order to clarify the existing disclosure regarding key metrics and give investors a better view of how the Company’s business is performing, the Company will provide tabular disclosure of these key metrics in the executive overview section of the MD&A to be included in the Form 10-K for fiscal year 2010 and other future filings with the Commission, as applicable.  Furthermore, to the extent that any other metrics to assess performance become material or have a significant impact on the Company’s period-over-period results, the Company will reassess whether such metrics should be discussed in its future filings with the Commission, as applicable.

5.               Consider supplementing your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, you discuss in a risk factor on page 9 that you face significant competition from other existing registrars and the continued introduction of new registrars in the domain registration industry, which may force you to lower your prices and may make it difficult for you to maintain your current market share. Please tell us what thought you have given to discussing this as a material risk facing the company in your executive overview as well as the actions that you are taking to address this challenge. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

Response:

The Company acknowledges the Staff’s comment and in future filings with the Commission, as applicable, will include in the overview of the MD&A an executive-level discussion of any material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which its executives are most focused for both the short and long term.  Although the specific disclosures for each filing will be dependant on competitive, economic and other conditions at the relevant time, with respect to risk factor on page 9 of the Form 10-K, the Company anticipates providing in the overview of its Form 10-K for fiscal year 2010, disclosure consistent with the following paragraph:

The increased competition in the market for Internet services, which the Company expects will continue to intensify in the short and long term, poses a material risk for the Company.  As new registrars are introduced, existing competitors expand service offerings and competitors offer price discounts to gain market share, the Company faces pricing pressure, which can adversely impact its revenues and profitability.  To

United States Securities and

Exchange Commission

December 3, 2010

address these risks, the Company has focused on leveraging the scalability of its infrastructure and its ability to provide proactive and attentive customer service to aggressively compete to attract new customers and to maintain existing customers.

Critical Accounting Policies

Valuation of Intangible Assets. Goodwill and Long-lived Assets, page 37

6.              We note on page F-9 that goodwill impairment charges were not required during 2007 through 2009. To the extent that your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose in future filings:

•                  The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•                  The amount of goodwill allocated to each reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of certainty associated with the key assumptions; and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Response:

Determination of Reporting Units

In completing its impairment analysis, the Company first identified the reporting units within the consolidated Company, with consideration for the provisions of Accounting Standards Codification (“ASC”) Topic 350 and the related guidance provided by ASC Topic 280.  In accordance with these requirements, the Company determines reporting units based on the level where discrete financial information is available and operating results are regularly reviewed by segment management.  Additionally, the Company considered the economic characteristics of potential components to determine if they are aggregated into one reporting unit.

The Company’s mission is to make the Internet easier and more effective for users.  The Company seeks to reduce the complexity of its customers’ experience as they acquire, deliver or use Internet services.  This is accomplished through various service offerings,

United States Securities and

Exchange Commission

December 3, 2010

as discussed in the Company’s MD&A, including domain name registration, hosted email and other Internet services.

Despite the variety of its service offerings, there is commonality with respect to the Internet-based nature of the Company’s services, its interactions with customers on a consolidated basis, similar technical design criteria and the extensive use of common infrastructures (i.e. network, sales and marketing, support and administrative) in delivering the services.  The Company’s management does review revenues and adjusted cost of revenues (before network costs) by service line; however, no attempt is made to allocate the remaining expenses which are managed on functional lines due to the similarities noted above.  Instead, operating results are reviewed on a company-wide basis.  Therefore, discrete financial information beyond adjusted gross margin is not available at a level below the consolidated basis and is not reviewed by management to make decisions about resources to be allocated and assess performance.

As a result, in accordance with ASC Topic 280, the Company has determined that it has one operating segment, since the Chief Operating Decision Maker, which in the Company’s case is its Chief Executive Officer, reviews the operating results of the Company as a whole and discrete financial information is only available at this level. This analysis also applies to the Company’s determination of reporting units. Consequently, the Company has determined that it has one reporting unit and performs its impairment test at the consolidated level.

December 31, 2009 Impairment Testing

When completing its December 31, 2009 impairment testing, the Company first used a market capitalization approach based on the publicly traded common shares of the Company to estimate fair value. After assessing the share price in close proximity to year-end, the Company used the closing price of its common stock at December 31, 2009. After determining the Company’s market capitalization, the Company made adjustments for excess cash and long-term debt to arrive at an enterprise value.  This enterprise value exceeded the carrying value of the net operational assets of the reporting unit, being the entire Company adjusted for non-operational assets and liabilities, by approximately 79%.  The Company did not include a control premium in the reconciliation, given the significant surplus that already existed.

Although this step indicated that no impairment existed, the Company did prepare a discounted cash flow analysis to corroborate the findings.  As you have noted in Comment 7, the Company’s accounting policy does not reflect the discounted cash flow approach, and accordingly the Company will update this policy disclosure in its Form 10-K for fiscal year 2010.  The Company’s discounted cash flow analysis was based on forecasted results derived from the Company’s budgeting process and a risk-adjusted weighted average cost of capital of approximately 18%.  When completing this analysis,

United States Securities and

Exchange Commission

December 3, 2010

the Company determined that the fair value exceeded the carrying value by approximately 100%. This result was compared to the market capitalization approach above and reconciled qualitatively through the absence of a control premium in the above calculation. Though the forecasted cash flows and discount rate are subject to management judgment and could be adversely impacted by changing circumstances, the Company determined that the step one conclusion was not sensitive to reasonable changes in these assumptions, given the surplus that was calculated and the consistency of the conclusions reached using the two methodologies.

In its future filings with the Commission, as applicable, the Company will provide enhanced disclosure consistent with the response above, and will assess its step one results and disclose either the circumstances surrounding the risk of failure or the absence of risk, as appropriate.

Item 8. Financial Statements and Supplementary Data

Note 2 - Significant Accounting Policies

(e) Goodwill and Intangible Assets, page F-9

7.               We note that the first step of your impairment test is based upon a market approach that utilizes the value of your common stock to estimate fair value. We further note on page F-18 that you test goodwill impairment on a reporting unit basis and the table you provide appears to indicate that you have four reporting units. Given that it appears that you have four reporting units, please describe in further detail how the value of your common stock is used to determine the fair value of each reporting unit when performing step one of your goodwill impairment test. Refer to any authoritative guidance you relied upon when determining your accounting.

Response:

As discussed in the response to Comment 6 above, the Company has one reporting unit.  The tabular disclosure provided on page F-18 of the financial statements included in the Form 10-K outlines the acquisitions that gave rise to the goodwill, rather than the allocation of goodwill balances to reporting units.  The Company advises the Staff that it will include disclosure to clarify this distinction in its future filings with the Commission, as applicable.

United States Securities and

Exchange Commission

December 3, 2010

Item 9A (T). Controls and Procedures

Disclosure Controls and Procedures, page 62

8.               While we note that your management concluded that disclosure controls and procedures as of the end of the period covered by this report are “functioning effectively;” this effectiveness conclusion is stated in terms that do not conform with the language set forth in Exchange Act Rule 13a-15(b). In your response letter, please tell us whether your management concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Further, in your future filings, please clarify; if true, that your officers concluded that your disclosure controls and procedures are effective. Similar concerns apply to your subsequent Forms 10-Q.

Response:

The Company advises the Staff that its management concluded that the Company’s disclosure controls and procedures were effective as of the end of the 2009 fiscal year, the period covered by the Form 10-K. The Company further advises the Staff that, if true, it will include disclosure consistent with this response in its future filings with the Commission, as applicable.

Item 10. Directors, Executive Officers and Corporate Governance, page 63

9.               In your future filings, please provide a full five year description of all positions held by your officers and directors, with no gaps or ambiguities with regard to time, See Item 401(e) of Regulation S-K. For example, please specify the dates for which Mr. Gissin has served as CEO of BCID Ltd. and the dates that Mr. Ito has served as CEO of Creative Commons.

Response:

The Company advises the Staff that Mr. Gissin, 51, has served since September 2005 as the Chief Executive Officer of BCID Ltd., an investment company focused on infrastructure development projects in China.  With respect to the remaining gaps and ambiguities in the director and officer biographies included in the Form 10-K, the Company has addressed certain of these deficiencies in its proxy statement filed with the Commission on August 9, 2010, (the “2010 Proxy Statement”).  For example, the 2010 Proxy Statement states that “Mr. Ito, 43, has served since April 2008 as the Chief Executive Officer of Creative Commons, a non-profit corporation.”  The Company further advises the Staff that it will include a full five year description of all positions held by the Company’s officers and directors, with no gaps or ambiguities with regard to time, in its future filings with the Commission, as applicable.

United States Securities and

Exchange Commission

December 3, 2010

Governance Principals, page 66

10.         We note that you have included disclosure regarding your board of director’s leadership structure and role in risk oversight in this section, and that you address your consideration of diversity in recommending nominees for directors on page 68. It does not appear, however, that you have provided similar disclosure in your definitive proxy statement filed on August 9, 2010. Please note that the disclosure required by paragraphs (c)(2)(vi) and (h) of Item 407 of Regulation S-K must be included in your proxy statement. Refer to Item 7 of Schedule 14A Please confirm that you will provide such disclosure, as applicable, in your future proxy statements.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will provide the disclosure required by paragraphs (c)(2)(vi) and (h) of Item 407 of Regulation S-K in its future filings with the Commission, as applicable.

Form 8-K Filed November 12, 2010

11.       We note your disclosure of “Cost of Revenue before Network Costs.” This appears to be a non-GAAP measure. Please tell us how you considered the disclosures required by Regulation G.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it did not intend to use a non-GAAP measure in the earnings release furnished to the Commission as Exhibit 99.1 to the Form 8-K.  However, upon further review, the Company has determined that the “Cost of Revenue before Network Costs” provided in such earnings release is a non-GAAP measure and that the Company has not provided the disclosures required by Regulation G.  The Company refers the Staff to the MD&A on page 26 of the Quarterly Report on Form 10-Q filed with the Commission on November 12, 2010 (the “2010 Form 10-Q”), which includes a reconciliation to “Cost of Revenues”, the comparable GAAP measure, as required by Regulation G.

While the Company’s management believes that the presentation of “Cost of Revenue before Network Costs” in its earnings release provides useful information to investors regarding the Company’s financial condition and operating results, in future earnings releases the Company intends to provide cost of revenues on a GAAP basis, consistent with the aforementioned presentation in the 2010 Form 10-Q.  In addition, if the Company does provide “Cost of Revenue before Network Costs” or other non-GAAP measures in future earnings releases, the Company will include a reconciliation to the comparable GAAP measure and will comply with the other non-GAAP disclosure and reconciliation requirements of Regulation G, as applicable.

United States Securities and

Exchange Commission

December 3, 2010

* * * * * * * * * * * * * * * * * * * * * * * *

If you have any questions, please feel free to contact me at (215) 963-5262.

Sincerely,

/s/ JOANNE R. SOSLOW

Joanne R. Soslow

cc: Michael Cooperman (Tucows Inc.)
Elliott Noss (Tucows Inc.)

Enclosure

Decenmber 3, 2010

VIA EDGAR AND FACSIMILE (703) 813-6981

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3628

Attention:             Patrick Gilmore

Accounting Branch Chief

Re:	Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
Form 8-K filed November 12, 2010
File No. 001-32600

Dear Mr. Gilmore:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 18, 2010, to Mr. Michael Cooperman, Principal Financial and Accounting Officer of Tucows Inc. (the “Company”), with respect to the above referenced filing, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By:	/s/ ELLIOT NOSS
Name:	Elliot Noss
Title:	Chief Executive Officer